UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009
Commission File Number 000-52414

CHINAGROWTH NORTH ACQUISITION CORPORATION
_______________________________

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:       ☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:      ☐ Yes           ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

Filing of Futher Amended Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card

As reported on the Form 6-K filed with the SEC on January 12, 2009, on January 12, 2009, ChinaGrowth North Acquisition Corporation (“CGNAC”) entered into a Second Amendment to the Share Purchase Agreement dated as of May 24, 2008 and amended as of October 30, 2008 by and among CGNAC, UIB Group Limited and each of the shareholders, founders, subsidiaries and affiliates of UIB as listed therein. As amended, the Share Purchase Agreement provides that CGNAC will acquire all of the issued and outstanding share capital and other equity interests of UIB in exchange for the issuance of 6,865,001 ordinary shares of CGNAC at the closing (including 2,250,000 shares that will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2013, certain additional ordinary shares of CGNAC as provided for therein.

CGNAC has further amended its Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card that was originally filed with the SEC on Form 6-K on November 10, 2008 and was amended and re-filed with the Form 6-K filed on January 12, 2009. A copy of the further amended Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card is filed herewith as Exhibit 99.1. The information in this Report of Foreign Issuer on Form 6-K, including all exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description

99.1	Amended Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH NORTH ACQUISITION
CORPORATION

Date: January 15, 2009	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Financial Officer